Exhibit 21.1

LIST OF SUBSIDIARIES
LUMENTUM HOLDINGS INC.

AS OF JULY 1, 2017

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
DOMESTIC
CCOP International Holdings Inc.	Delaware
E20 Communications Inc.	Delaware
Lightwave Electronics Corporation	California
Lumentum Inc.	Delaware
Lumentum Operations LLC	Delaware
Lumentum Optical Corporation	Massachusetts
SDL PIRI, Inc.	Delaware
INTERNATIONAL
Lumentum Asia Limited	Hong Kong
Lumentum (BVI) Ltd	British Virgin Islands
Lumentum Canada Ltd	Canada
Lumentum Communication Technology (Shenzhen) Co., Ltd.	China
Lumentum International Tech Co.	Cayman Islands
Lumentum International (Thailand) Co., Ltd.	Thailand
Lumentum Israel Ltd	Israel
Lumentum K.K.	Japan
Lumentum Netherlands B.V.	Netherlands
Lumentum Ottawa Inc.	Canada
Lumentum Switzerland AG	Switzerland
Lumentum Taiwan Co., Ltd.	Taiwan
Lumentum Tech LLC	Cayman Islands
Lumentum Technologies Limited	Canada
OPTACORE d.o.o.	Slovenia